SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

KVH Industries Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
482738101
(CUSIP Number)

April 6, 2012
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482738101

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha Small Cap Master Fund, L.P. (I.R.S. Identification No.: 20-4721688
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	738,700
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	738,700

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,700
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 482738101

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha, LLC (I.R.S. Identification No.: 20-4721686)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	738,700
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	738,700

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,700
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
(12)	TYPE OF REPORTING PERSON OO

CUSIP No. 482738101

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha Management I, L.P. (I.R.S. Identification No.: 61-1586306)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	738,700
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	738,700

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,700
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
(12)	TYPE OF REPORTING PERSON PN

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Greene
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	738,700
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	738,700

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,700
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
(12)	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

KVH Industries Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

50 Enterprise Center, Middletown, RI 02842

Item 2(a). Name of Person(s) Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

James Alpha Small Cap Master Fund, L.P. (“Master Fund”)

James Alpha, LLC (“JA”)

James Alpha Management I, L.P. (“JAM”)

Kevin R. Greene (“KG”)

Please see Schedule A for further information about the Reporting Persons.

Item 2(b). Address of Principal Business Office, or, if None, Residence:

Each of the Reporting Persons has a business address at
515 Madison Avenue, 24th Floor, New York City, New York 10022.

Item 2(c). Citizenship:

Master Fund	Cayman Islands
JA	Delaware
JAM	Delaware
KG	USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

482738101

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership: Please see Schedule A for further information.

		Master Fund	JA	JAM	KG
(a)	Beneficial Ownership	738,700	738,700	738,700	738,700
(b)	Percentage of Class	5.1%	5.1%	5.1%	5.1%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-
	Shared Voting Power	738,700	738,700	738,700	738,700
	Sole Dispositive Power	-0-	-0-	-0-	-0-
	Shared Dispositive Power	738,700	738,700	738,700	738,700

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

JAM, as investment manager of Master Fund, and JA, the general partner of Master Fund, have the right or the power to direct the receipt of dividends from shares, and to direct the receipt of proceeds from the sale of shares to clients holding limited partnership interests in Master Fund. Master Fund owns more than 5% of the issued and outstanding common stock of KVH Industries Inc.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of the Group.

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2012

James Alpha Small Cap Master Fund, L.P.

By: James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

James Alpha Management I, L.P.

By: James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

Kevin R. Greene

/s/ Kevin R. Greene

Kevin R. Greene, individually

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of KVH Industries Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on April 26, 2012.

James Alpha Small Cap Master Fund, L.P.

By: James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

James Alpha Management I, L.P.

By: James Alpha, LLC

By: /s/ Kevin R. Greene

Name: Kevin R. Greene

Title: Managing Member

Kevin R. Greene

/s/ Kevin R. Greene

Kevin R. Greene, individually

Schedule A

James Alpha Small Cap Master Fund, L.P. beneficially owns 738,700 shares of common stock and exercises voting and dispositive control over such shares, except to the extent set forth below.

James Alpha Management I, L.P. is the investment manager of James Alpha Small Cap Master Fund, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. James Alpha Management I, L.P. disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein. James Alpha Management I, L.P. has delegated daily management of the fund’s assets to Invicta Capital Management LLC, as subadvisor, and such subadvisor has discretionary investment authority over the assets of the James Alpha Small Cap Master Fund, L.P. and proxy voting power. Accordingly, Invicta Capital Management LLC may be deemed to share beneficial ownership of such shares.

James Alpha, LLC is the general partner of James Alpha Small Cap Master Fund, L.P. and James Alpha Management I, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares. James Alpha, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Kevin R. Greene is the managing member of James Alpha, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares. Mr. Greene disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.